                                   EXHIBIT 3



UBS AG                                                          UBS WARBURG LLC
Stamford Branch                                                 299 Park Avenue
677 Washington Boulevard                              New York, New York  10171
Stamford, Connecticut  06901



                                                                   June 20, 2002


Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, NY  10022

Attention:    Mr. Michael Goldberg
              Mr. Philip Berney


                        Bridge Facility Commitment Letter


Ladies and Gentlemen:

                  Kelso & Company, L.P. ("you" or "Sponsor") has advised UBS AG, Stamford Branch ("UBS") and UBS Warburg LLC ("UBSW" and, together with UBS, "we" or "us") that a group of investors led by you intend to acquire (the "Acquisition") Nortek, Inc., a Delaware corporation ("Target").

                  In order to effect the Acquisition, a corporation newly formed by you ("Acquisition Co.") will enter into an agreement and plan of recapitalization (together with the exhibits thereto and related schedules, the "Recapitalization Agreement") with Target and a newly formed, wholly owned subsidiary of Target ("Holdings"). Pursuant to the Recapitalization Agreement:

         - a newly formed, wholly owned subsidiary of Holdings would merge with and into Target under Section 251(g) of the Delaware General Corporation Law, as a result of which the stockholders of Target would become direct stockholders of Holdings and Target would survive such merger as a wholly owned subsidiary of Holdings (the "Merger"); and

         - following receipt of stockholders' approval, Holdings would amend its certificate of incorporation to reclassify its capital stock and effect a series of transactions in which, among other things, Acquisition Co. (or the Equity Investors) would purchase common stock of Holdings and Holdings would use the proceeds of such purchase, together with a distribution of cash from Target, to redeem all of the outstanding capital stock of Holdings not held by Acquisition Co. or members of management of Target (such amendment of Holdings' certificate of incorporation, including the solicitation of proxies in connection therewith, and such other transactions, the "Recapitalization").

                  Following the execution of the Recapitalization Agreement, Target or Acquisition Co. will commence the solicitations (the "Solicitations") from the holders of Target's outstanding publicly traded senior notes (the "Existing Senior Notes") and senior subordinated notes (the "Existing Senior Subordinated Notes" and, together with the Existing Senior Notes, the "Existing Notes"), on terms and conditions reasonably satisfactory to us, of agreements not to tender into change of control offers to purchase the Existing Notes by reason of the consummation of the Recapitalization under the related indentures (the "Existing Indentures") and of consents to the waivers or amendments of any other provisions in the Existing Indentures that you and we agree are necessary to facilitate the Transactions (as defined below), including to permit the issuance of additional notes under the Existing Indentures for the Existing Senior Notes and to permit Existing Notes purchased in the Change of Control Offers (as defined below) to be reoffered (the "Open Indenture Amendment"). The Solicitations will require that such confirmations and consents be delivered not later than, and not be revocable after, the fifth business day prior to the consummation of the Recapitalization, and any supplemental indenture contemplated by the Solicitations will be executed on or prior to, and become operative on, the date of the Recapitalization. Immediately following the consummation of the Recapitalization, Target will, in accordance with the Existing Indentures, offer to purchase Existing Notes from the holders thereof that have not given their confirmations in the Solicitations (the "Change of Control Offers").

                  We understand that the sources of funds required to effect the Transactions will be as follows:

         - a senior secured revolving credit facility to Target of up to $200.0 million (the "Bank Facility") on terms and conditions reasonably satisfactory to us, which will be used to repay the loans and replace the letters of credit under the credit agreement (the "Ply Gem Facility") for Target's subsidiary Ply Gem Industries, Inc. (the "Refinancing"), to purchase up to $75.0 million of Existing Notes tendered in the Change of Control Offers and for the ongoing working capital requirements and general corporate purposes of Target and its subsidiaries;

         - a senior unsecured term loan facility to Target (the "Bridge Facility") in the amount (not to exceed $955.0 million) required to, and which is used solely to, pay the purchase price of Existing Notes tendered in the Change of Control Offers (excluding accrued interest), as described in the Summary of Terms and Conditions attached hereto as Annex I (the "Term Sheet"); provided that, if (and only to the extent) required by the Existing Indentures, the portion of the Bridge Facility that is used to fund the purchase of Existing Senior Subordinated Notes shall rank pari passu with the Existing Senior Subordinated Notes;

         - cash investments in the equity of Holdings (the "Equity Financing") by Sponsor and one or more other investors identified to us and as to whom we have not reasonably objected (the "Equity Investors") on terms and conditions reasonably satisfactory to us of not less than $389.1 million less (i) the value in excess of $43.6 million of shares (and options to purchase shares) of Target (based on the redemption price for Holdings' shares in the Recapitalization) held by members of Target's management retained in the form of common equity in Holdings and (ii) to the extent utilized, increases in the amount available to be used for restricted payments under the Existing Indentures above the $120.0 million level; and

         - cash on hand of Target in the amount sufficient to pay the remaining amount of the consideration in the Recapitalization, accrued interest for Existing Notes tendered in the Change of Control Offers, consent payments to holders of Existing Notes in the Solicitations and fees and expenses in connection with the Transactions.

In addition, shares (and options to purchase shares) of Target held by members of Target's management, valued at not less than $43.6 million in the aggregate (based on the redemption price for Holdings' shares in the Recapitalization), will be retained in the form of common equity in Holdings on terms and conditions reasonably satisfactory to us.

                  To the extent that any Existing Notes are tendered in the Change of Control Offers, Target will pay the purchase price thereof with a borrowing under the Bridge Facility or proceeds from a New Note Offering (as defined below) and/or a Reoffering (as defined below); provided, however, that Sponsor may, in lieu thereof and to the extent permitted by the terms of the Existing Indentures, elect for such purchase price to be paid using proceeds under the Bank Facility or cash of Target not otherwise used to finance the other Transactions. If any funds are to be provided under the Bridge Facility, Target will consummate either (1) an offering of new unsecured senior notes (the "New Notes") for gross proceeds of at least $100.0 million (the "New Note Offering"), the net proceeds of which will be used to purchase Existing Notes tendered in the Change of Control Offers or to repay the Bridge Facility; provided that any portion of the Bridge Facility that ranks pari passu with the Existing Senior Subordinated Notes and is required under the Existing Indentures to be refinanced with indebtedness that ranks pari passu with the Existing Senior Subordinated Notes, as well as any other portion of the Bridge Facility determined by us (subject to your consent, such consent not to be unreasonably withheld), shall be refinanced with New Notes that rank pari passu with the Existing Senior Subordinated Notes, or (2) a reoffering of the Existing Notes tendered in the Change of Control Offers, the proceeds of which will be used to repay the Bridge Facility (the "Reoffering"); provided that the Reoffering shall not be effected in respect of any series of Existing Senior Notes unless the Open Indenture Amendment in respect of such series has been approved by the requisite holders of Existing Senior Notes of such series and is in effect. In the event that the Reoffering is to be effected, such Reoffering shall be effected, at the election of Sponsor, pursuant to Rule 144A under the Securities Act or pursuant to a shelf registration statement of Target that is effective prior to the Recapitalization.

                  No other financing will be required for the uses described above. After giving effect to the Transactions, neither Holdings nor any of its subsidiaries will have any indebtedness or preferred equity other than the Bank Facility, the Bridge Facility, the Existing Notes, the New Notes, other indebtedness of Target and its subsidiaries of up to $65.0 million reasonably satisfactory to us (of which the Bank Facility and up to $65.0 million of other indebtedness and, prior to the initial

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                                      -4-


borrowing under the Bank Facility, the Ply Gem Facility may be secured) and preferred equity of Holdings reasonably satisfactory to us.

                  As used herein, the term "Transactions" means (1) the Merger and the Recapitalization, (2) the Refinancing, (3) the Solicitations, (4) the Change of Control Offers, (5) the effectiveness of and initial borrowing under the Bank Facility, (6) the effectiveness of and borrowing under the Bridge Facility, (7) the Equity Financing, (8) the Rollover Equity, (9) the New Note Offering or the Reoffering and (10) the payments of premiums, fees, commissions and expenses in connection with each of the foregoing. All references to "dollars" or "$" in this agreement and the attachments hereto (collectively, this "Commitment Letter") are references to United States dollars.

         Commitments.

                  You have requested that UBS commit to provide the Bridge Facility and that UBSW agree to structure, arrange and syndicate the Bridge Facility.

                  UBS is pleased to advise you of its commitment to provide the entire amount of the Bridge Facility to Target upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The commitment of UBS and each other Lender (as defined below) hereunder is subject to the negotiation, execution and delivery of definitive documentation (the "Financing Documentation") with respect to the Bridge Facility satisfactory to UBS and the other Lenders reflecting, among other things, the terms and conditions set forth in the Term Sheet and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Bridge Facility (the "Fee Letter").

                  You agree that (i) the Recapitalization, (ii) payment for consents received in the Solicitations, (iii) the commencement of the Change of Control Offers and (iv) the effectiveness of the Bridge Facility shall occur concurrently on a date (the "Closing Date") mutually agreed between you and us, but in any event shall not occur until the terms and conditions hereof and in the Term Sheet have been satisfied; provided that the payment referred to in clause (ii) may be made prior to the Closing Date.

         Syndication.

                  It is agreed that UBSW will act as the sole and exclusive advisor, arranger and bookmanager for the Bridge Facility, and will exclusively manage the syndication of the Bridge Facility, and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles. It is further agreed that no additional advisors, agents, co-agents, arrangers or bookmanagers will be appointed and no Lender will receive compensation with respect to the Bridge Facility outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Bridge Facility, in each case unless you and we so agree.

                  UBS also reserves the right, prior to or after the execution of the Financing Documentation, to syndicate all or a portion of its commitment to one or more institutions approved by you (such approval not to be unreasonably withheld) that will become parties to the Financing

Documentation (UBS and the institutions that will become parties to the Financing Documentation, the "Lenders"). Upon any such additional Lender issuing its commitment to provide a portion of the Bridge Facility, UBS shall be released from a portion of its commitment in respect of the Bridge Facility in an aggregate amount equal to the commitment of such Lender; provided that, prior to the funding of the Bridge Facility, (i) UBS shall not be released with respect to up to 49% of its commitment hereunder without your consent (such consent not to be unreasonably withheld) and (ii) UBS shall not be released with respect to more than 49% of its commitment hereunder without your consent.

                  UBSW will exclusively manage all aspects of the syndication of the Bridge Facility in consultation with you, including selection of additional Lenders, determination of when UBSW will approach potential additional Lenders, any naming rights and the final allocations of the commitments in respect of the Bridge Facility among the additional Lenders. You agree actively to, and to use commercially reasonable efforts to cause Target to (including with a covenant to such effect in the Recapitalization Agreement), assist UBSW in achieving a timely syndication of the Bridge Facility that is satisfactory to UBSW and the Lenders participating in the Bridge Facility. To assist UBSW in its syndication efforts, you agree that you will, and will cause your representatives and advisors to, and will use commercially reasonable efforts to cause Target and its representatives and advisors to, (a) prepare and provide all financial and other information as we may reasonably request with respect to you, Acquisition Co., Holdings, Target, its subsidiaries and the transactions contemplated hereby, including but not limited to financial projections (the "Projections") relating to the foregoing, (b) use commercially reasonable efforts to ensure that the syndication efforts benefit materially from existing lending relationships of Sponsor and Target and its subsidiaries, (c) make available to prospective Lenders senior management and advisors of Sponsor and Target and its subsidiaries, (d) host, with UBSW, one or more meetings with prospective Lenders under the Bridge Facility, (e) assist UBSW in the preparation of one or more confidential information memoranda satisfactory to UBSW and other marketing materials to be used in connection with the syndication of the Bridge Facility, and (f) obtain, at your expense, ratings of the New Notes and confirmation of the ratings of the Existing Notes from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") and participate actively in the process of securing such ratings, including having senior management of Sponsor and Target meet with such rating agencies.

         Information.

                  You hereby represent and covenant that (a) all written information (other than the Projections) that has been or will be made available to any of the Lenders or UBSW by or on behalf of you, Acquisition Co., Holdings, Target or any of your or their respective representatives or advisors in connection with the transactions contemplated hereby (the "Information"), when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading, and (b) the Projections that have been or will be made available to any of the Lenders or UBSW by or on behalf you, Acquisition Co., Holdings, Target or any of your or their respective representatives or advisors in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you at the time of preparation to be reasonable. You agree to supplement the Information and the Projections from time to time and agree to advise UBSW of all developments materially affecting Sponsor, Acquisition Co., Holdings or Target or any of their respective subsidiaries or affiliates or the transactions contemplated hereby or the accuracy of Information and Projections previously furnished to UBSW or any of the Lenders. You acknowledge that UBS and UBSW may share with any of their affiliates, and such affiliates may share with UBS and UBSW, any information related to Sponsor, Acquisition Co., Holdings, Target, or any of their respective subsidiaries or affiliates (including in each case information relating to creditworthiness) and the transactions contemplated hereby.

         Compensation.

                  As consideration for the commitments of the Lenders hereunder with respect to the Bridge Facility and the agreement of UBSW to structure, arrange and syndicate the Bridge Facility and to provide advisory services in connection therewith, you agree to pay, or cause to be paid, to UBS the fees set forth in the Fee Letter. Once paid, such fees shall not be refundable under any circumstances, except as specified in the Engagement Letter of even date herewith between UBSW and you.

         Conditions.

                  The commitment of the Lenders hereunder with respect to the Bridge Facility and UBSW's agreement to perform the services described herein may be terminated by UBS if (i) the structure, terms or conditions of the Bank Facility are not reasonably satisfactory to UBS, or the structure, terms or conditions of the Transactions are changed from those described herein and in the Term Sheet in any respect determined by UBS to be material (provided that following the Closing Date, the "Transactions" in this condition shall refer only to those that are capable of being changed after the Closing Date); (ii) any information submitted to UBS by or on behalf of Sponsor, Acquisition Co., Holdings, Target or any of their respective subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by UBS to be material; (iii) the transactions contemplated hereby and the financing therefor (including borrowings under the Bridge Facility) are not in full compliance with all applicable legal requirements, including without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System, or any necessary governmental or third party approval in connection with the Transactions shall not have been obtained or shall have ceased to remain in effect; (iv) except those outstanding on the date hereof and described on
Schedule I hereto (provided that this exception shall not apply to any material adverse development with respect thereto), there shall be pending or threatened litigation by any entity (private or governmental) which UBS shall reasonably determine could have a material adverse effect on the Transactions or on the condition (financial and other), business, operations, assets, liabilities or prospects of Holdings, Target or any of their respective subsidiaries; (v) any change occurs, or any additional information is disclosed to or discovered by UBS (including, without limitation, information contained in any review or report required to be provided to it in connection herewith), which UBS deems to be materially adverse in respect of the business, results of operations, condition (financial or otherwise), assets, liabilities or prospects of Holdings, Target or any of their respective subsidiaries; (vi) any of the fees provided for by the Fee Letter are not paid when due; (vii) in the sole judgment of UBS, a material adverse change or material disruption has occurred in the financial, banking or capital markets generally after the date of this Commitment Letter (including, without limitation, the markets for loans to or debt securities issued by companies similar to Holdings or Target), which has had or could reasonably be expected to have a material adverse effect on the syndication of the Bridge Facility or the marketing of the New Note Offering or the Reoffering;
(viii) Moody's shall not have a rating of the Existing Senior Notes (and the New Notes that rank pari passu therewith) of B1 or higher and S&P shall not have a rating of the Existing Senior Notes (and the New Notes that rank pari passu therewith) of B+ or higher; (ix) Moody's shall not have a rating of the Existing Senior Subordinated Notes (and the New Notes that rank pari passu therewith) of B3 or higher or S&P shall not have a rating of the Existing Senior Subordinated Notes (and the New Notes that rank pari passu therewith) of B- or higher; or (x) any condition set forth in the Term Sheet is not satisfied or any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with; provided that following the effectiveness of the Bridge Facility, the conditions in clauses (iv), (v), (vii), (viii) and (ix) shall not constitute conditions to funding of the Bridge Facility. Notwithstanding the foregoing, if you give us written notice prior to the Closing Date of your election (which notice shall be irrevocable) and, on the Closing Date, pay the fees required to be paid on the Closing Date under the Fee Letter (the "Election"), none of the conditions in clauses (i) through (ix) shall constitute conditions to funding of the Bridge Facility following the effectiveness of the Bridge Facility.

         Clear Market.

                  From the date of acceptance of the offer set forth in this Commitment Letter until our completion of syndication of the Bridge Facility and the New Note Offering (as determined by us and notified in writing to you) and the termination of your obligations under this Commitment Letter, you will ensure that, other than as contemplated by the Engagement Letter, no financing (other than the Bank Facility and the financing by Target described in Schedule II hereto) for Acquisition Co., Holdings, Target or any of their respective subsidiaries, and no debt financing for you or any of your affiliates in connection with the Transactions (other than financings related to your affiliates and limited partners in connection with the Equity Financing), shall be syndicated or placed without the prior written consent of UBS if such financing, syndication or placement would have, in the judgment of UBS, a detrimental effect upon the transactions contemplated hereby.

         Indemnity.

                  You agree that the Indemnity Letter dated April 5, 2002 between you and us covers matters that arise out of, result from or in any way relate to this Commitment Letter, the Term Sheet, the Fee Letter, the Bridge Facility or any of the other transactions contemplated hereby or the providing or syndication of the Bridge Facility.

                  In addition, you hereby agree to reimburse UBS and UBSW from time to time upon demand for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses of UBS's and UBSW's counsel, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the syndication and execution of the Bridge Facility and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Term Sheet, the Fee Letter, the

Financing Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Closing Date occurs or any Financing Documentation is executed and delivered or any extensions of credit are made under the Bridge Facility or the commitments under this Commitment Letter are terminated or expire. Notwithstanding the foregoing, you will not have a reimbursement obligation under this paragraph if an Acquisition is not consummated unless you or any of your affiliates receives any Break-up Fee (as defined in the Fee Letter).

         Confidentiality.

                  This Commitment Letter is furnished for your benefit, and may not be relied on by any other person or entity. This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter, the Term Sheet or the Fee Letter nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law and (ii) to your directors, officers, employees, advisors and agents, in each case on a confidential and "need-to-know" basis and only in connection with the transactions contemplated hereby. In addition, this Commitment Letter and the Term Sheet (but not the Fee Letter) may be (x) disclosed to Target and its directors, officers, employees, advisors and agents, in each case on a confidential and "need-to-know" basis and only in connection with the transactions contemplated hereby, (y) disclosed to rating agencies and
(z) filed as an exhibit to a Schedule 13D filed by you or Richard Bready.

         Other Services.

                  You acknowledge and agree that UBS, UBSW and/or their affiliates may be requested to provide additional services with respect to Sponsor, Acquisition Co., Holdings, Target and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit UBS or UBSW or any of their affiliates to provide any services other than as set out herein.

         Governing Law, Etc.

                  This Commitment Letter and the commitment of the Lenders shall not be assignable by you without the prior written consent of the Lenders and UBSW, and any purported assignment without such consent shall be void. From and after the Closing Date and Target's assumption of Sponsor's obligations hereunder, Sponsor's obligations hereunder (except those under "Syndication," "Clear Market" and "Confidentiality") shall terminate. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by UBS, UBSW and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment

Letter. Headings are for convenience only. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading "Indemnification", each Indemnified Person. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. You hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

                  Please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter not later than midnight, New York City time, on the date hereof. This Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSW to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof. Upon the earlier to occur of (A) the execution and delivery of the Financing Documentation by all of the parties thereto, or (B) January 31, 2003, if the Financing Documentation shall not have been executed and delivered by all such parties prior to that date, or (C) if earlier than (B), the date of termination of the Recapitalization Agreement, this Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSW to provide the services described herein shall automatically terminate unless the Lenders and UBSW shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheet and the Fee Letter shall survive termination of this Commitment Letter (or any portion hereof) or the commitments of the Lenders hereunder. The provisions under the headings "Syndication" and "Clear Market" above shall survive the execution and delivery of the Financing Documentation.

                            [Signature Page Follows]

                  UBS and UBSW are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.


                                      Very truly yours,

                                      UBS AG, STAMFORD BRANCH


                                      By: /s/ David A. Juge
                                          --------------------------------------
                                             Name:    David A. Juge
                                             Title:   Managing Director


                                      By: /s/ David Kelly
                                          --------------------------------------
                                             Name:    David Kelly
                                             Title:   Executive Director
                                                      Legal & External Affairs


                                      UBS WARBURG LLC


                                      By: /s/ David Dickson Jr.
                                          --------------------------------------
                                             Name:    David Dickson Jr.
                                             Title:   Managing Director


                                      By: /s/ Adam L. Reeder
                                          --------------------------------------
                                             Name:    Adam L. Reeder
                                             Title:   Managing Director


Accepted and agreed to as of
the date first written above:

KELSO & COMPANY, L.P.


By:    /s/ Jim Connors
       -----------------------------
       Name:     Jim Connors
       Title:    General Counsel